Emeco Holdings Limited

16 January 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

[redacted]

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 15 January 2008 – Notice of Change of Interests of Substantial Shareholder under Section 671B – Suncorp Metway*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Nicole Burns

PA to Company Secretary

Encl (1)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Exemption File No. 82-35011

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Emeco Holdings Ltd
ACN/ARSN	112 188 815

1. Details of substantial holder

Name	Suncorp-Metway Limited and its subsidiaries
ACN/ARSN (if applicable)	010 831 722

There was a change in the interests of the substantial holder on	11/01/08
The previous notice was given to the company on	24/12/07
The previous notice was dated	24/12/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
Ordinary shares	Person's votes	Voting power	Person's votes	Voting power
	42,304,942	6.7019%	35,413,804	5.6102%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class & number of securities affected	Person's votes affected
Since previous notice	Suncorp Metway Investment Management Ltd	Sale	$3,864,907.00	3,654,822	3,654,822
	Tyndall Investment Management Ltd	Refer Annexure 2			

4. Present relevant interest

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder	Nature of relevant interest	Class & number of securities	Person's votes
Refer	Annexure 1				

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name	C. Chuter	Capacity	Company Secretary
Sign here		Date	15/01/08



Annexure 1

Relevant interest holder	Registered holder of securities	Registration details	Person's Votes
Suncorp Metway Investment Management Ltd	Suncorp Metway Insurance Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	3,206,000
Suncorp Metway Investment Management Ltd	GIO General Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,558,800
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (AET)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	22,125,604
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (IPT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,535,588
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (EBT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	613,600
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (HAT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,201,224
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,491,000
Tyndall Investment Management Ltd	ELECTRICITY SUPPLY INDUSTRY SUPERANNUATION (QLD) LTD	TASMAN ASSET MANAGEMENT LIMITED <ELECTRICITY SUPPLY INDUSTRY SUPERANNUATION (QLD) LTD> GPO BOX 5078 SYDNEY NSW 2001	1,681,988

TOTAL UNITS 35,413,804

Annexure 2

TYNDALL INVESTMENT MANAGEMENT
EMECO HOLDINGS LIMITED

SECURITY HISTORY
ELECTRICITY SUPPLY INDUSTRY

TRANSACTION DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
03/01/08	Share purchase	1,525,554	1,639,970.55	1.08	
04/01/08	Share purchase	156,434	167,384.38	1.07	

TYNDALL INVESTMENT MANAGEMENT
EMECO HOLDINGS LIMITED

SECURITY HISTORY
NSW Business Chamber

TRANSACTION DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
20/12/07	Share sale	37,732-	43,380.40-	1.15	38,473
21/12/07	Share sale	12,589-	13,960.37-	1.11	13,313
27/12/07	Share sale	56,765-	62,948.66-	1.11	59,995
28/12/07	Share sale	4,874-	5,404.95-	1.11	5,127

TYNDALL INVESTMENT MANAGEMENT
EMECO HOLDINGS LIMITED

SECURITY HISTORY
INVENSYS POOLED SUPER

TRANSACTION DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
20/12/07	Share sale	10,745-	11,921.77-	1.11	10,956
27/12/07	Share sale	19,466-	22,603.14-	1.16	20,573
28/12/07	Share sale	1,671-	1,943.33-	1.16	1,757

TYNDALL INVESTMENT MANAGEMENT
EMECO HOLDINGS LIMITED

SECURITY HISTORY
CATHOLIC SUPER

TRANSACTION DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
20/12/07	Share sale	201,789-	232,139.53-	1.15	205,754
21/12/07	Share sale	67,330-	74,664.55-	1.11	71,202
24/12/07	Share sale	11,901-	13,197.43-	1.11	12,754
27/12/07	Share sale	292,626-	324,503.03-	1.11	309,280
28/12/07	Share sale	25,127-	27,864.19-	1.11	26,431

TYNDALL INVESTMENT MANAGEMENT
EMECO HOLDINGS LIMITED

SECURITY HISTORY
ING FM OPTIMIX

TRANSACTION DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS

20/12/07 Share sale	445,113-	511,798.60-	1.15	453,861
21/12/07 Share sale	148,518-	164,696.72-	1.11	157,059
24/12/07 Share sale	26,251-	29,110.64-	1.11	28,133
27/12/07 Share sale	645,485-	715,800.50-	1.11	682,223
28/12/07 Share sale	55,427-	61,464.90-	1.11	58,304

TYNDALL INVESTMENT MANAGEMENT **SECURITY HISTORY**
EMECO HOLDINGS LIMITED **PUBLIC TRUSTEE FOR ACT**

TRANSACTION DATE TYPE	<----- UNITS	TRANSACTION DETAILS TOTAL COST	UNIT COST	PROCEEDS
20/12/07 Share sale	35,648-	40,988.68-	1.15	36,348
21/12/07 Share sale	11,895-	13,190.77-	1.11	12,579
27/12/07 Share sale	53,634-	59,476.59-	1.11	56,686
28/12/07 Share sale	4,605-	5,106.64-	1.11	4,844

TYNDALL INVESTMENT MANAGEMENT **SECURITY HISTORY**
EMECO HOLDINGS LIMITED **AUST SHARE W'SALE**

TRANSACTION DATE TYPE	<----- UNITS	TRANSACTION DETAILS TOTAL COST	UNIT COST	PROCEEDS
20/12/07 Share sale	1,460,323-	1,679,222.37-	1.15	1,489,023
21/12/07 Share sale	487,256-	540,334.93-	1.11	515,280
24/12/07 Share sale	86,125-	95,506.97-	1.11	92,300
27/12/07 Share sale	2,117,703-	2,348,393.67-	1.11	2,238,233
28/12/07 Share sale	181,844-	201,653.06-	1.11	191,285

TYNDALL INVESTMENT MANAGEMENT **SECURITY HISTORY**
EMECO HOLDINGS LIMITED **WCOVER COMP NOM INS**

TRANSACTION DATE TYPE	<----- UNITS	TRANSACTION DETAILS TOTAL COST	UNIT COST	PROCEEDS
20/12/07 Share sale	308,650-	354,891.94-	1.15	314,716
21/12/07 Share sale	102,985-	114,203.61-	1.11	108,908
24/12/07 Share sale	18,203-	20,185.93-	1.11	19,508
27/12/07 Share sale	447,590-	496,347.95-	1.11	473,064
28/12/07 Share sale	38,434-	42,620.79-	1.11	40,429

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	15-Jan-2008
Time	17:23:00
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 604 Change Of Interests Of Substantial Holder from SUN

END